December 10, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Elektros, Inc.

Form 1-A

Filed September 2, 2025

File No. 024R-00570

To the men and women of the SEC:

On behalf of Elektros, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 29, 2025 addressed to Mr. Shlomo Bleier, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A on September 2, 2025.

Offering Statement on Form 1-A

Cover Page

1. Your cover page indicates the Company is offering on a best-efforts, self-underwritten basis, 800,000,000 shares of common stock. However you also provide on the cover page that there is a maximum of 20,000,000 shares to be sold. Please revise or clarify.

COMPANY RESPONSE:

We have revised our disclosure on the cover page to state that there will be a maximum of 800,000,000 shares of common stock to be sold.

2. We note your disclosure that Mr. Bleier indirectly owns 326,000,000 common shares of the Company and 50,000 shares of Series A non-convertible preferred stock through Jewish Enrichment

Enterprises, Inc. entitling Mr. Bleier to 10,000 votes of the class of common stock for each Series

A preferred share held resulting in the equivalent votes equal to 500,000,000 shares of common stock. Please expand your cover page disclosure to clarify the respective voting rights of your

Series A Preferred Stock and Common Stock.

COMPANY RESPONSE:

We have expanded our cover page disclosure to clarify the respective voting rights of our Series A Preferred Stock and Common Stock as follows:

Currently, we have 447,440,718 common shares outstanding. Mr. Bleier indirectly owns 326,000,000 common shares of the Company and 50,000 shares of Series A non-convertible preferred stock through Jewish Enrichment Enterprises, Inc. entitling Mr. Bleier to 10,000 votes of the class of common stock for each Series A preferred share held resulting in the equivalent votes equal to 500,000,000 shares of common stock. Each one share of the Series A Preferred Stock shall have voting rights equal to ten thousand (10,000) votes of Common Stock. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of Common Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Corporation’s Certificate of Incorporation or by-laws. This results in Mr. Bleier having indirect and voting control of 87.18% of the issued and outstanding shares of common stock.

Part II - Offering Circular Summary, page 2

3. We note you provide on the cover page and on page 3 that the number of common stock shares outstanding before the offering of 447,490,718, which differs from the number of shares of common stock issued and outstanding as of the date of the offering in the third paragraph of page 3 and in the second paragraph on page 18 of 447,440,718. Please reconcile.

COMPANY RESPONSE:

We have revised on the cover page and on page 3 that the number of common shares issued and outstanding before the offering to be 447,440,718.

Our Offering, page 3

4. You provide you are offering up to 800,000,000 shares of common stock. You also provide you have 447,440,718 shares of common stock issued and outstanding, and the total number of authorized shares of common stock is 500,000,000, and plan on increasing that number to 2,000,000,000 before qualification of your offering statement. Please revise your disclosure to address any risks if you are unable to increase the number of shares prior to qualification of your offering statement,

and update your offering statement as appropriate.

COMPANY RESPONSE:

We have amended our articles of incorporation as follows and thus there are no risks to disclose. We have filed the amendment as an exhibit to our Form 1-A/A offering statement.

The aggregate number of shares which this Corporation shall have authority to issue is: Two Billion (2,000,000,000) shares of $0.001 par value each, which shares shall be designated "Common Stock"; and Two Hundred Million (200,000,000) shares of $0.001 par value each, which shares shall be designated "Preferred Stock" of which One Million (1,000,000) preferred shares are designated as Series A Preferred Stock of $.001 par value each.

5. We note your disclosure here that there is no underwriter for this offering. Please revise to clarify that Mr. Bleier is deemed to be a statutory underwriter of this offering.

COMPANY RESPONSE:

We have revised to clarify here on page 3 that Mr. Bleier is deemed to be a statutory underwriter of this offering.

6. On your cover page you disclose that it is currently estimated that the direct public offering price per share will be between $0.001 and $0.05. However you provide on page 18 the maximum price per share is $0.20. Please revise or clarify.

COMPANY RESPONSE:

We have revised on page 18 as follows. “The Company has 447,440,718 shares of common stock issued and outstanding as of the date of this offering circular. The Company is registering 800,000,000 of its common stock for sale not to exceed $40,000,000 at the maximum price of $ .05 per share.”

7. We note your use of proceeds disclosure here appears inconsistent with your disclosure on page 16. Please revise or advise. We also note you disclose that you intend to use a portion of the proceeds for acquisitions. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from your affiliates or their associates, give the names of the persons. Refer to Item 6 of Part II of Form 1-A.

COMPANY RESPONSE:

We have revised our use of proceeds on page 4 to be consistent with our disclosure on page 16.

Risk Factors

Risks Relating to Our Business, Securities and Industry, page 8.

8. You provide Jewish Enrichment Enterprise, Inc., owned and controlled by Shlomo

Bleier, your sole officer and director, is your controlling shareholder, owning approximately 87.18% voting control. Please add a risk factor disclosing the risks to shareholders and the Company due to Mr. Bleier's control of the Company.

COMPANY RESPONSE:

We have added a risk factor on the bottom of page 10 that states as follows:

Concentration of Ownership.

Shlomo Bleier, the Company’s sole officer and director, indirectly holds approximately 87.18% of the total voting power through Jewish Enrichment Enterprise, Inc., giving him control over matters requiring shareholder approval. This concentration of ownership significantly limits the ability of other shareholders to influence corporate activities and the company's strategic direction. Due to this control, the company may be unable to attract a third-party acquirer, potentially depressing the stock price and limiting opportunities for non-controlling shareholders.

We have no revenue and no cash which makes it difficult to accurately evaluate our business prospects, page 9

9. Please revise to disclose that do not plan to have any revenues for at least 12 months.

We note your disclosure on page 7.

COMPANY RESPONSE:

We have revised this risk factor on the bottom of page 9 to include that we do not plan to have any revenues for at least 12 months.

Regulatory and Industry Risks, page 12

10. You provide that artisanal mining licenses are valid for up to one year and can be renewed if the holder complies with the relevant regulations. You also note that applicants (both individuals and co-operatives) must demonstrate sufficient capital and mining experience to operate within the prescribed artisanal mining framework.

You provide risk factors that describe you are relying on your Chief Executive Officer who has no experience in lithium mining, and your auditor provides you demonstrate adverse conditions that raise substantial doubt about your ability to continue as a going concern. Please revise your disclosure to discuss the risks if the holder of the artisanal mining license is unable to renew their license.

COMPANY RESPONSE:

We have added a risk factor on page 12 that states as follows:

Key Risks of Non-Renewal of Artisanal License.

Cessation of Operations: The most immediate risk is the inability to conduct legal mining operations. Artisanal licenses are valid for a short term (up to one year) and require renewal. Without a valid license, any continued activity would be illegal, leading to potential intervention by authorities, confiscation of equipment, and immediate operational shutdown.

Financial Loss and Impaired Viability: The Company's business model relies entirely on these licenses. The loss of licenses would mean the loss of access to mineral resources, directly impacting the ability to generate revenue, produce minerals, and sustain business. Given that the auditor has already raised substantial doubt about the Company's ability to continue as a going concern, the loss of core operational license(s) could be catastrophic.

Regulatory Penalties and Legal Action: Non-compliance with the conditions for renewal can lead to the revocation of licenses, potentially without compensation. The Company could face fines, legal action from the government, and the forfeiture of any investments made in the licensed areas.

Inability to Meet Requirements: Renewal is conditional on the holder complying with relevant mining and environmental regulations and demonstrating sufficient capital and mining experience. The Company's reliance on our CEO with no lithium mining experience and its noted financial instability (going concern doubt) directly threaten its ability to meet these specific renewal criteria.

Reputational Damage: The Company's reputation with local communities, the government, and potential investors would be severely damaged, making it difficult to obtain future licenses or conduct business in the region.

Loss of Investment: Investments tied specifically to the areas covered by the artisanal licenses, such as exploration data, infrastructure, and equipment, could become worthless if the Company is forced to abandon the site(s).

In summary, the inability to renew the artisanal mining license presents an existential risk to the Company's operations, financial health, and future viability in San Leonne Africa.

Description of Business, page 15

11. Your website provides you are revolutionizing data center operations with your dual focus on renewable backup energy systems and specialized AI infrastructure. Please revise your disclosure to detail your data center solutions business.

COMPANY RESPONSE:

We have deleted the web page on our website relating to us revolutionizing data center operations with a dual focus on renewable backup energy systems and specialized AI infrastructure.

Use of Proceeds, page 16

12. The amount of proceeds for a 25% scenario totals $5,100,000. Revise your estimated costs of $3,825,000 to include the additional $1,275,000 of proceeds and how those would be used.

COMPANY RESPONSE:

We have revised the amount of proceeds for a 25% scenario to include the additional $1,275,000 of proceeds and how those proceeds would be used.

Dilution, page 17

13. In the dilution table, please recalculate and revise the amounts presented in the 25%

and 50% scenarios for each of the following line items: Book Value Per Share After the Offering, Net Increase to Original Shareholder, Decrease in Investment to New

Shareholders, and Dilution to New Shareholders (%). In addition, please tell us how you considered the expenses incurred of $25,000 relate to the offering in your dilution calculations.

COMPANY RESPONSE:

We have recalculated and revised the amounts presented in the 25% and 50% scenarios for each of the line items presented. The expenses for $25,000 are an estimate and not material because the amount would not result in any change of the line items in the dilution tables. Therefore, we did not include them in the calculations. We disclosed on Page 17 that our net proceeds from this offering does not include our approximate offering expense of $25,000 since the dilution tables would remain the same.

Plan of Distribution, page 18

14. We note your disclosure that the sale of your common stock offered by you through this offering may be effected by one or more of the following methods: internet, social media, and any other means of widespread communication including but not limited to crowdfunding sites, ordinary brokers’ transactions; transactions involving cross or block trades; through brokers, dealers, or underwriters who may act solely as agents;

in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents; in privately negotiated transactions; or any combination of the foregoing. Please tell us how you expect these offers and sales will comply with Rule 251(d) and 255(b). Also, to the extent shares are to be offered through an underwriter, please provide the information required by

Item 5 of Part II of Form 1-A and file the underwriting agreement as an exhibit.

COMPANY RESPONSE:

 The Company expects its offers and sales via internet, social media, and other widespread communication means to comply with Rule 251(d) and Rule 255(b) through management’s strict adherence to the specific conditions and limitations of each rule, depending on the stage of the offering. The Company has no underwriting agreement with any broker/dealer and does not have any intention at this time of utilizing an underwriter to sell shares.

Description of Securities, page 19

15. Please expand your description of securities to disclose the voting rights of each of the

Common Stock and Preferred Stock.

COMPANY RESPONSE:

We have expanded our description of securities to disclose the voting rights of each of the

Common Stock and Preferred Stock.

Voting Rights of Common Stock. Each holder of Common Stock shall be entitled to one (1) vote per share of Common Stock and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by law, the holders of shares of Common Stock shall at all times vote together with the holders of Series A Preferred Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote.

Voting Rights of Series A Preferred Stock. Each holder of Series A Preferred stock shall be entitled to ten thousand (10,000) votes per share of Series A Preferred Stock and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by law, the holders of shares of Series A Preferred Stock shall at all times vote together with the holders of Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Series A Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote.

Description of Facilities, page 20

16. Please reconcile your disclosure here that your office space is provided rent free by your director with the disclosure in Note 6 on page F-10 and F-18 that in 2022, the

Company prepaid a 15 year lease for office space totaling $310,125 and prepaid a 15 year lease for commercial space totaling $375,000.

COMPANY RESPONSE:

We have reconciled our disclosure here that our office space is provided to us rent free by our director. Our office space is located at 1626 South 17th Avenue, Holywood, Florida 33020. During the year ended December 31, 2022, the Company prepaid a 15 year lease for office space totaling $310,125 and prepaid a 15 year lease for commercial space totaling $375,000.

Statement of Changes in Stockholder (Deficit), page F-5

17. Please tell us and disclose the nature of the "Shares Payable" recorded in FY2022 for

$68,471, including why cash was collected in 2022 and the related shares were issued in 2023. In this regard, Note 9 on page F-11 indicates that during the year ended

December 31, 2023, 705,891 shares of common stock were sold to Chaya Goldschein for proceeds totaling approximately $68,471. In addition, we note that the Statement of Cash Flows on page F-6 appears to reflect a reduction of cash in FY2023 for the

$68,471, rather than a receipt of cash.

COMPANY RESPONSE:

A payment of $68,471 was received from Ms. Chaya Goldstein in December 2022 for 705,891 shares that had not yet been issued. The amount was initially recorded as shares payable within equity. Upon the shares' issuance in January 2023, the shares payable amount was reclassified to common stock and additional paid-in capital. The proceeds from the share issuance were properly reflected on the balance sheet, statement of changes in equity, and cash flow statement.

Notes to Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

18. We note your disclosure on page 7 that states, “We entered into a ground lease agreement and with Mr. Daniel Sellu in Gbu-Gbu village Gawola Town in the

Tinkoko chiefdom Bo District in the southern part of Sierra Leone, Africa and a joint venture with Mr. Kemo Kamara on August 15, 2024. Mr. Kamara is responsible for managing local operations, licensing, labor, packaging, and shipment preparations.”

Please disclose accounting policies to address the lease agreement and the joint venture, or explain why you do not believe the disclosure is necessary.

COMPANY RESPONSE:

We have added a dedicated note under “Summary of Significant Accounting Policies" on Page F-16 that our mining activities under the land lease and joint venture agreements are covered under ASC 930, Extractive Activities—Mining which generally involves capitalizing costs and depleting them as resources are extracted.

19. Please provide an accounting policy for segments, as required by ASC 280-10-50.

Additionally, address ASU 2023-7 under Recently Issued Accounting

Pronouncements on page F9.

COMPANY RESPONSE:

 We have inserted the following stand-alone heading for Segment Information in our Notes to Financial Statements on Page F-16.

Segment Information.

The Company reports as a single operating segment relating to our business focused on artisanal mining operation primarily based in Sierra Leone, Africa. Our plan of operation will focus on hard-rock lithium exploration, development, and the eventual exportation of the mined material to lithium refineries in the United States. The Company utilizes the management approach with our sole officer and director Shlomo Bleier as the chief operating decision maker (CODM) who reviews our performance. Revenue, profit and loss and asset data are not presented because we have no revenue, assets and limited operations.

We have inserted on Page F-9. Recently Issued Accounting Pronouncements the following:

In November 2023, the FASB issued ASU 2023-07, enhancing segment reporting disclosures for public entities. The ASU requires disclosure of significant segment expenses regularly reviewed by the CODM, a qualitative description of how the CODM uses segment profit or loss measures, and the presentation of annual segment profit/loss and asset disclosures in interim periods. Public entities with a single reportable segment are also subject to these new requirements.

The standard is effective for public entities for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years starting after December 15, 2024, with retrospective application required unless impracticable. Early adoption is permitted.

Exhibits

20. Please provide all material contracts as exhibits. For example, please provide the ground lease agreement with Mr. Daniel Sellu and the joint venture with Mr. Kemo

Kamara or explain why you do not believe you are required to do so. See Item 17

6.(b) of Regulation A.

COMPANY RESPONSE:

The contracts are attached as exhibits.

Date: December 10, 2025

/s/ Shlomo Bleier

Shlomo Bleier

Chief Executive Officer